Via EDGAR and Federal Express

June 11, 2018

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Charah Solutions, Inc.
Registration Statement on Form S-1
Filed June 4, 2018
File No. 333-225051

Ladies and Gentlemen:

On behalf of Charah Solutions, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on June 13, 2018, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours, CHARAH SOLUTIONS, INC.

By:	/s/ Bruce Kramer
Name:	Bruce Kramer
Title:	Chief Financial Officer and Treasurer

Enclosures

cc:	Sherry Haywood (Securities and Exchange Commission)
Asia Timmons-Pierce (Securities and Exchange Commission)
Tracy Mariner (Securities and Exchange Commission)
Jeanne Baker (Securities and Exchange Commission)
Charles Price (Charah Solutions, Inc.)
Bruce Kramer (Charah Solutions, Inc.)
Julian Seiguer (Kirkland & Ellis LLP)
Michael Rigdon (Kirkland & Ellis LLP)
Richard Truesdell (Davis Polk & Wardwell LLP)

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